Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO THE

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 (this “Amendment”) TO THE AGREEMENT AND PLAN OF MERGER, dated as of August 10, 2023 (the “Merger Agreement”), among Forward Air Corporation, a Tennessee corporation (“Parent”), Central States Logistics, Inc., an Illinois corporation, Clue OpCo LLC, a Delaware limited liability company, Omni Newco, LLC, a Delaware limited liability company (the “Company”), and the other parties thereto is entered into as of January 22, 2024, between Parent and the Company. Capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, Parent and the Company are each a party to the Action titled Omni Newco, LLC v Forward Air Corporation, et al, No. 2023-1104 (Del. Ch.) (the “Litigation”);

WHEREAS, substantially concurrently with the execution and delivery of this Amendment, the parties to the Litigation will enter into a Settlement and Release Agreement, dated as of the date hereof (the “Settlement and Release Agreement”), to settle the Litigation on the terms set forth therein;

WHEREAS, the Settlement and Release Agreement provides that (i) the Parent and the Company will amend the Merger Agreement as set forth herein, (ii) Parent shall dismiss all claims that it brought in the Litigation with prejudice and agree to a stipulation of dismissal that dismisses all claims asserted by the parties with prejudice and (iii) the Company shall dismiss all claims that it brought in the Litigation and agree to a stipulation of dismissal that dismisses all claims asserted by the parties with prejudice;

WHEREAS, Parent and the Company desire to amend the Merger Agreement as set forth herein in accordance with Section 9.04 thereof; and

WHEREAS, as of the date hereof, each of the Major Shareholders has delivered to Parent a written consent approving, among other things, the transactions contemplated by this Amendment.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

1.	Section 1.01 of the Merger Agreement is hereby amended by:

(a)	amending and restating the definition of “Aggregate Cash Consideration”, in its entirety, to read as follows:

““Aggregate Cash Consideration” means an amount, which amount shall not be less than zero, equal to the Aggregate Gross Cash Consideration, minus the Designated Representative Expense Amount, minus the Participation Payment Amount (including the employer-paid portion of any payroll Taxes thereon), minus the Transaction Bonus Amount (including the employer-paid portion of any payroll Taxes thereon).”

(b)	amending and restating the definition of “Aggregate Gross Cash Consideration”, in its entirety, to read as follows:

““Aggregate Gross Cash Consideration” means $20,000,000.”

(c)	amending and restating the definition of “Aggregate Company Unblocked Opco Series C-2 Unit Consideration”, in its entirety, to read as follows:

““Aggregate Company Unblocked Opco Series C-2 Unit Consideration” means that number of Opco Series C-2 Preferred Units equal to the difference of (i) 8,880,010 minus (ii) the aggregate number of Parent Series C Preferred Units constituting the Aggregate Blocked Stock Consideration (Parent Preferred), subject to adjustment in accordance with Section 3.05.”

(d)	amending and restating the definition of “Designated Representative Expense Amount”, in its entirety, to read as follows:

““Designated Representative Expense Amount” means an amount equal to $20,000,000 minus (i) the Participation Payment Amount (including the employer-paid portion of any payroll Taxes thereon) minus (ii) the Transaction Bonus Amount (including the employer-paid portion of any payroll Taxes thereon).”

(e)	amending and restating the definition of “Expenses”, in its entirety, to read as follows:

““Expenses” means all out‑of‑pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts, communications firms and consultants to a Party and its Affiliates and the Major Shareholders and their respective Affiliates) actually incurred or accrued by a Party or its Affiliates or on its or their behalf or for which it or they are liable in connection with, arising from, or related to the authorization, preparation, negotiation, execution, performance and enforcement (other than the payment of any success fees in connection with the Litigation) of this Agreement and the Transactions (including the Mergers) contemplated hereby, the preparation, negotiation and the execution of the Transaction Agreements, the solicitation of stockholder approvals, the filing of any required notices under applicable foreign, federal or state antitrust, competition, fair trade or similar Laws or other similar regulations and all other matters related to the closing of the Transactions, including the Mergers; provided, however, that neither the Participation Payment Amount in respect of the holders of Existing Company Class B Participation Units nor the Transaction Bonus Amount paid pursuant to Section 2.05(b) shall be an “Expense” for purposes of this Agreement.”

(f)	adding the following new defined terms in the appropriate alphabetical order:

““Amendment No. 1” means the Amendment No. 1 to the Merger Agreement, dated as of the First Amendment Date, between Parent and the Company.”

““First Amendment Date” means January 22, 2024.”

2.	Section 2.01(a) of the Merger Agreement is hereby amended by amending and restating the language prior to clause (i) thereof, in its entirety, to read as follows:
“(a)          Promptly following the First Amendment Date and no later than two Business Days prior to the Closing Date, the Company (on behalf of itself, the Blockers, Bondco and Management Holdings) shall deliver to Parent a statement prepared in good faith, substantially in the form of Section 2.01 of the Company Disclosure Letter (which has been illustratively prepared as if …”

3.	Section 2.03 of the Merger Agreement is hereby amended by amending and restating the first paragraph thereof, in its entirety, to read as follows:

“Section 2.03          Closing; Effective Time.  The closing of the Transactions (the “Closing”) shall take place on (a) the second Business Day after the satisfaction or written waiver (where permissible) of the conditions set forth in Article VIII (in each case, other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or written waiver (where permissible) of those conditions at the Closing), subject to the acknowledgements and agreements set forth in Section 14(a) of Amendment No. 1; provided that in no event shall the Closing take place prior to January 25, 2024 without Parent’s written consent; or (b) such other date and time as is mutually agreed to in writing by Parent and the Company.  Parent and the Company each agree (i) to use their respective reasonable best efforts to close not later than January 25, 2024 (subject to the satisfaction or written waiver of the conditions set forth in Article VIII) and (ii) that a Closing that takes place on January 26, 2024 or January 29, 2024, in either case, due solely to the fact that the lenders under Parent’s existing credit facilities decline to grant consents or waivers that would permit the Closing to occur prior to January 26, 2024, shall not be a breach by Parent of clause (a) above.  The Closing shall be held remotely by exchange of documents and signatures (or their electronic counterparts).  Subject to the terms and conditions of this Agreement, as soon as practicable on the Closing Date, the Parties shall cause:”

4.	Section 2.05 of the Merger Agreement is hereby amended by amending and restating clause (b)(ii) thereof, in its entirety, to read as follows:

“(ii)          to the Persons owed Expenses of the Company Parties, the amount of such Expenses owed thereto, in each case to the extent set forth on a schedule of Company Party Expenses provided by the Company to Parent, promptly following the First Amendment Date and no later than two Business Days prior to the Closing Date, together the instructions for delivery thereof and a validly completed and duly executed W-9 or W-8BEN for each such Person owed Expenses;”

5.	Section 2.05 of the Merger Agreement is hereby amended by amending and restating clause (b)(iii) thereof, in its entirety, to read as follows:

“(iii)          to Surviving Company (or its applicable employing Subsidiary), (A) the Participation Payment Amount, to be distributed to the holders of Existing Company Class B Participation Units as set forth in Section 2.05(c), and (B) the aggregate amount of transaction bonuses granted by the Company following the date hereof (any such bonuses, the “Transaction Bonuses” and the aggregate amount thereof the “Transaction Bonus Amount”) and payable in connection with the Transactions, in each case to the extent set forth on a schedule provided by the Company to Parent promptly following the First Amendment Date and no later than two Business Days prior to the Closing Date, to be distributed to the recipients thereof as set forth in Section 2.05(c); and;”

6.	Section 2.05 of the Merger Agreement is hereby amended by amending and restating clause (b)(iv) thereof, in its entirety, to read as follows:

“(iv)          to the Designated Representative, a wire transfer of immediately available funds in an aggregate amount equal to the Designated Representative Expense Amount, pursuant to the instructions for delivery thereof specified by the Designated Representative.”

7.	Section 2.05 of the Merger Agreement is hereby amended by amending and restating clause (c) thereof, in its entirety, to read as follows:

“(c)          Parent will take all actions necessary so that as soon as administratively practicable after the Closing (but in any event no later than the first payroll run of the Surviving Company (or its applicable employing Subsidiary) after the Closing), Parent (or its applicable employing Subsidiary) shall pay or cause to be paid, in each case through Parent’s or its applicable Subsidiary’s payroll or accounts payable system, as applicable, and less any applicable Tax withholding, (i) to each holder of Existing Company Class B Participation Units, the Participation Payment Amount to which such holder is entitled as set forth in the Closing Capitalization Schedule and (ii) to each current or former Service Provider owed a Transaction Bonus Amount pursuant to the schedule contemplated by Section 2.05(b)(iii) as being paid on or around the Closing Date, the Transaction Bonus Amount to which such Service Provider is entitled to be paid on or around the Closing Date as set forth in Section 2.05(b)(iii); provided, in each case, Parent shall timely remit, or cause the Surviving Company or the applicable employing Subsidiary to timely remit, such withheld Taxes to the appropriate Governmental Authority on behalf of the applicable holder of Existing Company Class B Participation Unit or Person designated as being owed a transaction bonus.”

8.	Section 2.05 of the Merger Agreement is hereby amended by inserting a new clause (d) thereto, which shall read as follows:

“(d)          Parent will take all reasonable actions necessary so that on the first payroll run of the Surviving Company (or its applicable employing Subsidiary) following the first anniversary of the Closing Date (the “Retention Bonus Date”), Parent (or its applicable employing Subsidiary) shall pay or cause to be paid, in each case through Parent’s or its applicable Subsidiary’s payroll or accounts payable system, as applicable, and less any applicable Tax withholding, (i) to each Service Provider who (continues to be employed or engaged by Parent or any of its Affiliates as of the Retention Bonus Date and is owed a Transaction Bonus Amount pursuant to the schedule contemplated by Section 2.05(b)(iii) under the heading “Retention Bonus Payments”), such Transaction Bonus Amount; provided, in each case, Parent shall timely remit, or cause the Surviving Company or the applicable employing Subsidiary to timely remit, such withheld Taxes to the appropriate Governmental Authority on behalf of the Person designated as being owed a transaction bonus.  To the extent a Service Provider who would otherwise be entitled to receive a Transaction Bonus Payment pursuant to the previous sentence but is no longer employed or engaged by Parent or one of its Affiliates as of the Retention Bonus Date, such Transaction Bonus Payment shall be paid to the Designated Representative, following which the Designated Representative may, in its sole discretion, elect for such Transaction Bonus Payment to be remitted either (x) to such departed Service Provider or (y) to the Securityholders pro rata.”“

9.	Section 5.06 of the Merger Agreement is hereby amended by amending and restating the sixth sentence thereof, in its entirety, to read as follows:

“Assuming (x) the Debt Financing is funded in accordance with the Debt Financing Letters (and, as applicable, the proceeds are released from escrow and available to be applied to consummate the Transactions) and (y) the satisfaction of the conditions set forth in Section 8.01 and Section 8.02, Parent will have at the Closing, sufficient cash, available lines of credit or other sources of immediately available funds that, taken together with the proceeds of any Debt Financing, will enable it to pay the Aggregate Gross Cash Consideration and other amounts payable by a Parent Party under this Agreement and to finance the refinancing of Indebtedness contemplated by the Debt Commitment Letter and this Agreement.”

10.	Section 6.01(b) of the Merger Agreement is hereby amended by amending and restating clause (xi) thereof, in its entirety, to read as follows:

“(xi)          incur any Indebtedness, or issue or sell any debt securities or warrants or other rights to acquire any debt security of any Company Party, in each case, in excess of $1,000,000 in the aggregate (the “Indebtedness Basket”) (excluding any undrawn amounts under credit lines), other than draws under revolving (or similar) credit facilities in existence on the date hereof or any loans incurred pursuant to Section 15(c) of Amendment No. 1; provided that if the Closing has not occurred on or before (A) February 10, 2024, the Indebtedness Basket shall be, in aggregate, $10,000,000 plus the aggregate amount of any earnouts or deferred or contingent payment obligations of the Company Parties that become payable on or before March 31, 2024 and (B) March 31, 2024, the Indebtedness Basket shall be, in aggregate, an additional $62,500,000 plus the aggregate amount of any earnouts or deferred or contingent payment obligations of the Company Parties that become payable on or after April 1, 2024 and on or before the Closing;”

11.	Section 9.01(b) is hereby amended by amending and restating clause (i) thereof, in its entirety, to read as follows:

“(i)          the Closing shall not have occurred on or before 11:59 p.m., Eastern time on June 30, 2024 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to (A) Parent if any Parent Party’s failure to fulfill any obligation under this Agreement or other willful breach has been a material cause of, or resulted in, the failure of the Closing to occur on or before such time, or (B) the Company if any Company Party’s failure to fulfill any obligation under this Agreement or other willful breach has been a material cause of, or resulted in, the failure of the Closing to occur on or before such time; or (C) the Company (on behalf of itself and the other Company Parties) if any material breach by the Major Shareholders of their respective obligations under any the Securityholder Consent Agreement executed by it and such uncured breach has been a material cause of, or resulted in, the failure of the Closing to occur before 11:59 p.m., Eastern time, on the Outside Date; or”

12.
Parent and the Company hereby acknowledge and agree that: (a) the Marketing Period has been completed in accordance with the terms of the Merger Agreement; and (b) if the Closing does not occur prior to or on February 12, 2024, the Debt Financing in the amounts set forth in the Debt Commitment Letter may no longer be available under the terms of the Debt Commitment Letter.  In the event that the Debt Financing in the amounts set forth in the Debt Commitment Letter may no longer be available under the terms of the Debt Commitment Letter, each Parent Party shall use its reasonable best efforts to arrange and obtain Alternative Financing in accordance with the terms of Section 7.14 of the Merger Agreement.  For the avoidance of doubt, the obtaining of any Debt Financing, Alternative Financing or any other third-party financing is not a condition to the Closing, and Parent shall consummate the Transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing, any Alternative Financing or any other third-party financing, subject only to satisfaction or waiver of the conditions set forth in Section 8.01 and Section 8.02.

13.
Each of Parent and the Company hereby reaffirms that it will fulfill all of its obligations under the Merger Agreement (after giving effect to this Amendment).  Parent reaffirms its obligations under Section 7.05 of the Merger Agreement and agrees to honor in good faith the contractual severance requirements for each employee of the Company or its Subsidiaries who continues to be employed by the Company or the Surviving Company at any time following the Closing.

14.	For all purposes of the Merger Agreement, each of Parent and the Company irrevocably acknowledge and agree that:

(a)	As of the First Amendment Date, each of the conditions to the Closing set forth in Section 8.01(b), Section 8.01(c) and Section 8.03(f) of the Merger Agreement have been satisfied.

(b)
Parent is not aware of any fact or event that to its knowledge would constitute a breach of any representations, warranties, covenants or agreements of any Company Parties contained in the Merger Agreement or other Transaction Agreements.  The Company is not aware of any fact or event that to its knowledge would constitute a breach of any representations, warranties, covenants or agreements of any Parent Parties contained in the Merger Agreement or other Transaction Agreements.

(c)
Parent is able to perform its obligations as required under the Debt Financing Documents in effect as of the First Amendment Date and is not aware of any fact or event as of the First Amendment Date that would reasonably be expected to cause the conditions to the funding thereof or release of proceeds thereof from escrow, as applicable, not to be satisfied.

15.	Parent and the Company acknowledge and agree that:

(a)	Each party hereto hereby agrees to the terms set forth in Schedule 1 to this Amendment (Acknowledgement) in order to induce the other party hereto to enter into this Amendment.

(b)
If, following the First Amendment Date, any Action results in a Restraint that has caused the condition set forth in Section 8.01(a) to not be satisfied as of or after January 26, 2024, and the Closing shall not have occurred on or prior to February 10, 2024 as a result of the failure of such condition to be satisfied, the amendments to the Merger Agreement set forth in Sections 1(a) and 1(b) of this Amendment shall be null and void.  For the avoidance of doubt, upon the occurrence of the circumstances described in the immediately preceding sentence, the meanings of the terms “Aggregate Gross Cash Consideration” and “Aggregate Company Unblocked Opco Series C‑2 Unit Consideration” shall revert for all purposes to the meanings ascribed to such terms in this Agreement, in effect as of August 10, 2023.

(c)
Without limiting the generality of the foregoing, if the Closing shall not have occurred on or prior to March 31, 2024, Parent shall fund when due any interest accrued during the period beginning on January 1, 2024 and ending on March 31, 2024 on the Company Parties’ aggregate Indebtedness existing as of the date of the Merger Agreement or incurred in accordance with Section 6.01(b)(xi) of the Merger Agreement in the form of a loan made within five Business Days of March 31, 2024 from one or more Parent Parties to one or more Company Parties, which loans shall be 100% forgiven by the applicable Parent Parties upon any termination of the Merger Agreement pursuant to Section 9.01 thereof.

16.
At the Closing, Parent shall pay or cause to be paid, to the Persons owed Expenses of the Company Parties, the amount of such Expenses owed thereto, in each case to the extent set forth on a schedule of Company Party Expenses provided by the Company to Parent promptly following the First Amendment Date and no later than two Business Days prior to the Closing Date.  Parent acknowledges and agrees that Company Party Expenses set forth on a schedule made available to Parent prior to the First Amendment Date are reasonable and non-refundable, and Parent agrees that it will not bring any Action in requesting the recoupment thereof (without prejudice to any Expenses provided by the Company to Parent following the execution of this Amendment).

17.
The provisions of this Amendment shall be effective as of the date hereof; provided, however, if, following the date hereof (a) Parent asserts that any condition set forth in Section 8.02 of the Merger Agreement has not been satisfied and the Parent Parties are not obligated to consummate the Transactions in accordance with the terms of the Merger Agreement or Parent fails to take all actions as are necessary on Parent’s part in accordance with the terms and conditions of the Merger Agreement to consummate the Transactions and (b) the Company Parties bring an Action against the Parent Parties for specific performance of the Parent Parties’ obligation to consummate the Transactions and a court of competent jurisdiction issues a final and nonappealable order compelling specific performance by the Parent Parties to consummate the Transactions in accordance with the terms of the Merger Agreement, then the amendments to the Merger Agreement set forth in Sections 1(a) and 1(b) hereof shall be null and void.  For the avoidance of doubt, upon the occurrence of the circumstances described in the immediately preceding sentence, the meanings of the terms “Aggregate Gross Cash Consideration” and “Aggregate Company Unblocked Opco Series C‑2 Unit Consideration” shall revert for all purposes to the meanings ascribed to such terms in the Merger Agreement, in effect as of August 10, 2023.

18.
In the event that the Closing does not occur in accordance with Section 2.03 of the Merger Agreement, Parent will not oppose any effort by the Company to seek expedited proceedings in any Action by the Company against Parent seeking specific performance to consummate the transactions contemplated by the Merger Agreement.

19.
The provisions of Article X of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms as modified hereby.  Except as expressly amended hereby or by the Settlement and Release Agreement, all of the terms and provisions of the Merger Agreement shall remain in full force and effect.  From and after the date of this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import, and each reference to the Merger Agreement, including by “thereunder”, “thereof” or words of like import in any document, shall mean and be a reference to the Merger Agreement as amended by this Amendment.  Exhibits A through L attached to the Merger Agreement shall be amended to the extent necessary to conform to the definition of “Aggregate Company Unblocked Opco Series C‑2 Unit Consideration” set forth in this Amendment.

20.
Nothing in this Amendment shall adversely affect the rights of the Company to seek or obtain any injunction, specific performance or any other equitable relief to cause Parent to consummate the transactions contemplated by the Merger Agreement, in each case as and to the extent permitted by the Merger Agreement as amended hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

FORWARD AIR CORPORATION

BY:	/s/ Michael L. Hance
	Name:	Michael L. Hance
	Title:	Chief Legal Officer and Secretary

OMNI NEWCO, LLC

BY:	/s/ Charles Anderson
	Name:	Charles Anderson
	Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to the Merger Agreement]